Exhibit 99.2

NICE Recognized as a Robotic Process Automation Leader in Everest Group's
PEAK Matrix for Third Consecutive Year

NICE RPA receives top scores for market presence and capability and is lauded by clients appreciating continuous innovation via product vision and roadmap in the 2020 report

Hoboken, N.J., October 12, 2020 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in Everest Group's Robotic Process Automation (RPA) PEAK Matrix® Technology Vendor Assessment 2020 report. NICE received the top score in market presence and capability for Robotic Desktop Automation/attended RPA, primarily driven by its leading product capabilities, large-scale deployments and enterprise license agreements. Click here to access a complimentary copy of the full report.

NICE's leadership positioning is the result of high scores in market impact and vision and capability as well as reference clients stating they "appreciate its product vision and roadmap, continuous innovation, flexibility of the client management team, and comprehensive features/functionalities of the platform." The report also states "clients have indicated attended automation as its key strength and appreciate customizable callouts functionality as being quite helpful, especially to new agents." NICE was also recognized for its leadership in the telecom vertical and healthy year-on-year growth in its client base in 2019.

Amardeep Modi, Practice Director at Everest Group, said, "NICE has earned its position as a Leader for the third successive time on the RPA Products PEAK Matrix® as a result of its continued focus on vision and strategy and strong automation development and integration capabilities. It is our view that NICE's attended automation offering via NEVA and its AI-based Automation Finder capability are noteworthy strengths highlighting the company's emphasis on innovation."

"It is gratifying to see positive feedback from our customers showcased in this report which we consider a reflection of our continued dedication to innovation," said Barry Cooper, President, NICE Enterprise Group. "Rapid innovation is a critical path to CX agility especially in today's times of extreme change. We are committed to unleashing the full potential of the human and robotic workforce and empowering organizations with the best of both worlds."

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, + 1-201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.